NEWS RELEASE 05-27	September 28, 2005

FRONTEER ADDS HIGH GRADE SILVER TO KIRAZLI GOLD ZONE

Fronteer Development Group Inc., (“Fronteer”) (FRG–TSX / AMEX) has again added to its Kirazli gold project with the discovery of a new high grade silver zone that more than doubles the grade of this part of the evolving resource area.

Drill Hole KD-39, a 100 metre step out hole to the north of the gold zone, has returned 91 g/t silver and 1.12 g/t gold over a width of 64 metres starting at surface. Using a gold-silver ratio of 65:1 this near surface interval has an equivalent gold grade of 2.52 g/t over 64 metres. As part of the silver interval, KD-39 intersected 122.68 g/t silver over 45 metres starting at a down hole depth of 16 metres.

Hole KD-39 also intersected a second distinctive gold-only zone that returned 0.66 g/t gold over 60 metres beginning at a down hole depth of 129.8 metres.

Drill hole KD-39 is the second drill hole in this new region of Kirazli that returned significant silver mineralization. Previously announced drill hole KD-37, which intersected 1.01g/t gold over 117 metres (see Fronteer press release September 13, 2005), also returned 27g/t silver over 117 metres for a gold equivalent of 1.42 g/t over 117 metres within a broader interval of 1.11 g/t over 159 metres. KD-37 also included an interval, beginning at surface, that returned 131.36 g/t silver over 10.5 metres.

These new results increase the footprint of the Kirazli resource area, which forms a north-south corridor that is now approximately 900 metres long, 100 metres wide and has an average thickness of 40 metres. The Kirazli gold zone is still open to the north and south and at depth, and continues to yield economically significant near surface mineralization. Silver mineralization appears to increase towards the north.

For a north-south cross section through the Kirazli project area, please use the following link: http://www.fronteergroup.com/i/IR/Kirazli05-27.jpg

The Kirazli project is an open-pit style gold deposit, capped with a valuable component of near surface oxide gold mineralization that grades up to 44.01 g/t gold over 9.1 metres (KD-01A). This near surface component is underlain and surrounded by large tonnage gold mineralization with grades more typical of open pit deposits (0.3 – 2.0 g/t gold) which persist to depths of at least 280 metres.

Based on our interpretation, the orientation of the high grade mineralization is sub-horizontal with true widths estimated at approximately 90% of reported intervals.

Geological models for the resource area are currently being constructed as a basis for a 43-101 compliant resource estimate to be completed by the year end.

The Kirazli project is one of two advanced-stage gold properties currently being developed by Fronteer. The second property, Agi Dagi, is also being drilled and will be the subject of a separate resource estimate to be completed by the year end.

Fronteer also has a controlling 57% interest in an outstanding uranium district in Labrador. A $5.0 million drill program is currently underway with 13,000 metres scheduled to be completed by the end of November, 2005.

Finally, the Company is advancing twelve, 100% owned gold projects in Chiapas, Mexico.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay. Gold equivalents were calculated using a 65:1 gold:silver value ratio

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, type of mining method, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.